SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F ☒   Form 40-F ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes ☐   No ☒

This Report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No. 333-110470) and in the prospectus contained in the registration statement on Form F-4 (No. 333-110475) of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.

Table of Contents

1.	Press release of 30 January, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Extends Expiration Date for Notes Exchange Offer

Athens, Greece — 30 January 2004 — Coca-Cola Hellenic Bottling Company S.A. and its subsidiary, Coca-Cola HBC Finance B.V. (together, “CCHBC”), announced today that they are extending until 5:00 p.m. New York City time on Friday, 6 February 2004, unless further extended, the expiration date of their offer to exchange the 5.125% Notes due 2013 and the 5.500% Notes due 2015 issued by Coca-Cola HBC Finance B.V. and fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. in September 2003, primarily in the United States, pursuant to Rule 144A and, outside the United States, based on Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), for an equal amount of new and registered under the Securities Act 5.125% Notes due 2013 and 5.500% Notes due 2015 to be issued by Coca-Cola HBC Finance B.V. and to be fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A., respectively. The exchange offer had been scheduled to expire on 29 January 2004. All other terms of the exchange offer remain unchanged. CCHBC is extending the exchange offer because not all of the outstanding 5.125% Notes due 2013 and 5.500% Notes due 2015 have been tendered. CCHBC does not currently intend to extend the exchange offer beyond Friday, 6 February 2004.

CCHBC will accept for exchange any and all original notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on Friday, 6 February 2004 (the “Expiration Date”), unless further extended. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m. New York City time on the Expiration Date.

The terms of the exchange offer and other information relating to CCHBC are set forth in the prospectus dated 19 December 2003.  Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent in connection with this exchange offer. The Bank of New York’s address, telephone number and facsimile number are as follows:

The Bank of New York
Corporate Trust Administration
One Canada Square
London E14 5AL
United Kingdom
Telephone: (44) 20 7964 6402
Fax: (44) 20 7964 3699

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Company Contacts: Coca-Cola HBC
John Fulton Group Treasurer	Tel: (+30) 210 618 3114 e-mail: john.fulton@cchbc.com

Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3100 e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara Investor Relations Analys	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics Brian Maddox Lindsay Hatton	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com e-mail: lhatton@fd-us.com,

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date:  February 2, 2004